June 29, 2011

FILED VIA EDGAR; ORIGINAL SENT VIA UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	Avery Dennison Corporation
Form 10-K for Fiscal Year Ended January 1, 2011
Filed February 28, 2011;
DEF 14A for Annual Meeting on April 28, 2011
Filed March 17, 2011
File No. 1-7685

Ladies and Gentlemen:

In connection with the comments contained in the June 16, 2011 letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) to Dean A. Scarborough, Chairman, President and Chief Executive Officer of Avery Dennison Corporation (the “Company”), the Company’s responses to the Staff’s comments are presented below.

For your convenience, we have set forth each of the Staff’s comments contained in the Comment Letter, followed by our response.

DEF 14A for Annual Meeting on April 28, 2011

1.	We note that you benchmark total direct compensation based upon companies similar in size, global scope and complexity and that you utilize market survey data. To the extent you know the identity of the companies that comprise the survey data, please confirm that you will disclose the companies in future filings. To the extent you do not know the identity of the companies that comprise the survey data, please confirm that you will add a statement to this effect in future filings. Please provide us with draft disclosure.

Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

June 29, 2011

Thank you for your comment. In 2010, the Company’s Compensation and Executive Personnel Committee (the “Committee”) reviewed industry-wide data from the following published compensation surveys: (i) Towers Watson U.S. CDB General Industry Database, with respect to which the Committee narrowed its focus to the data for the 82 participants with $6 billion to $10 billion in annual global corporate revenues, and (ii) Hewitt 2010 TCM Survey, which included data for over 600 public and private companies and with respect to which the Committee did not narrow its focus. The Committee gave equal consideration to each of the surveys and reviewed the data from each survey on an aggregated basis, with no individual consideration of either survey’s respective component companies. In future filings we will include disclosure regarding our use of market survey data which will be similar to the following, with such adjustments as may be required based on the surveys used and review conducted by the Committee in the applicable reporting period:

The Committee reviewed industry-wide data from the following published compensation surveys, with executive matches based on job and functional responsibility: (i) the most current Towers Watson U.S. CDB General Industry Database, with respect to which the Committee narrowed its focus to the data for the             participants with $6 billion to $10 billion in annual global corporate revenues, and (ii) most current Hewitt TCM Survey, which included data for over             public and private companies and with respect to which the Committee did not narrow its focus. The Committee reviewed the data from each survey on an aggregated basis, with no individual consideration of any of either survey’s respective component companies. The Committee positioned total direct compensation in the             quartile, giving equal consideration to the Hewitt data and the Towers Watson data in its review and determination of executives’ base salaries, annual cash bonus and annual long-term incentive compensation.

In the event that the Committee evaluates data of component companies from any survey or benchmarks compensation against a specific group of peer companies, it will disclose the names of the companies in future filings. In the event the Company reviews survey data but does not know the identity of the companies that comprise the survey data, it will so state in future filings.

2.	Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K in future filings. Please provide us with draft disclosure.

We appreciate your comment. In future filings we will include the following disclosure:

Both our written Code of Conduct, which applies to our directors, officers and employees, and our written Conflict of Interest Policy (the “COI Policy”), which applies to our officers and employees, provide that all conflicts of interest should be avoided. The COI Policy proscribes any officer (including our executive

Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

June 29, 2011

officers) or employee, or any of their immediate family members, from directly or indirectly doing business, seeking to do business or owning an interest in an entity that does business or seeks to do business with the Company without approval in writing from the Governance and Social Responsibility Committee. On an annual basis, employees at the level of manager and above or who have spending authority of $1,000 or more complete a survey in which they must disclose whether they or any of their immediate family members have a job, contract or other position with an entity that has commercial dealings with the Company. Any disclosures are reviewed by senior management with the advice of counsel to determine whether the activity significantly influences the business of the Company. The Governance and Social Responsibility Committee receives a full report on the disclosures elicited from the annual survey and, in the event that a disclosure potentially gives rise to a conflict of interest, determines whether a conflict of interest exists or whether there is no reasonable likelihood that the activity, transaction or situation will influence the individual’s judgment or actions in performing his or her duties to the Company. Under the COI Policy, any officer or employee who has a question as to the interpretation of the policy or its application to a specific activity, transaction or situation must submit the question in writing, setting forth all facts, to our Senior Vice President and General Counsel for review and approval by the Governance and Social Responsibility Committee.

In addition, each of our directors and executive officers annually completes a questionnaire designed to elicit information about any potential related person transactions. Transactions involving directors are reviewed with the Governance and Social Responsibility Committee by the Senior Vice President and General Counsel during the annual assessment of director independence. See Director Independence. Responses from executive officers are reviewed by the Office of the General Counsel with oversight by the Governance and Social Responsibility Committee in the event any transactions are identified. In addition, executive officers participate in the annual COI Policy survey process, which is also overseen by the Governance and Social Responsibility Committee.

Senior management reviews information about security holders known by us from information contained in Schedules 13(d) filed with the SEC to be beneficial owners of more than five percent of any class of our voting securities to determine whether we have any relationships with such security holders that might constitute related person transactions under Item 404(a) of Regulation S-K.

Except as disclosed under “Transactions with Related Persons,” we are not aware of any related person transactions with any director, executive officer or greater-

Securities and Exchange Commission

Division of Corporate Finance

Attn: John Reynolds, Assistant Director

June 29, 2011

than-five-percent security holder that did not require review, approval or ratification under our policies and procedures, nor are we aware of any situations where the policies and procedures described above with regard to related person transactions were not followed during the previous fiscal year.

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information regarding our responses, please do not hesitate to contact Scott Hodgkins of Latham & Watkins at (213) 891-8739 or the undersigned at (626) 304-2395.

Sincerely,

/s/ Susan C. Miller

Susan C. Miller Senior Vice President, General Counsel and Secretary
cc:	Dean A. Scarborough
Scott Hodgkins, Latham & Watkins LLP